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                               August 19, 2021

       John McKowen
       Chief Executive, Financial and Accounting Officer
       VetaNova Inc.
       335 A Josephine St.
       Denver, Colorado 80206

                                                        Re: VetaNova Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 2,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 4,
2021
                                                            File No. 333-258344

       Dear Mr. McKowen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Cover page

   1. It appears that your common stock trades on the OTC Pink marketplace. Please revise your cover page
disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed
price or within a bona fide price range at which shares will be sold until your shares are listed
on a national securities exchange or quoted on the OTC Bulletin
                                                        Board, OTCQX or OTCQB,
at which time they may be sold at prevailing market prices or in privately negotiated
transactions. Refer to Item 501(b)(3) of Regulation S-K.
 John McKowen
VetaNova Inc.
August 19, 2021
Page 2
General

2. Please revise your filing to include updated interim financial statements as required by
      Article 8-08 of Regulation S-X for the interim period ended June 30, 2021 in your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren Nguyen, Legal
Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn McKowen
                                                           Division of
Corporation Finance
Comapany NameVetaNova Inc.
                                                           Office of Energy &
Transportation
August 19, 2021 Page 2
cc:       William T. Hart, Esq.
FirstName LastName